Filed Pursuant To Rule 433

Registration No. 333-275079

July 23, 2025

HOST, SIRIUSXM BUSINESS BRIEFING, JANET ALVAREZ: We're gonna give a warm welcome now to one of our favorite longtime guest, Craig, so Chief Legal Officer at Grayscale Craig, how are you today?

CHIEF LEGAL OFFICER, GRAYSCALE INVESTMENTS, CRAIG SALM: Janet, I'm doing great. It's great to be back on the show. How are you?

ALVAREZ: Wonderfully, Craig, and I feel like I have to congratulate you, Craig, because you have been telling us all along what regulatory changes, what a clear regulatory framework would mean for the crypto industry, how it would clarify, uh, intent, how it would enable further innovation and growth in the industry. And my, oh my have we seen that? And we're now on the heels of crypto week, which occurred last week in dc. We saw the passage of the Genius Act, uh, progress on the Clarity Act and more congratulations first and foremost. But I guess second is how does it feel to see all of this come to fruition?

SALM: Uh, well thank you Janet. I, I have to say the congratulations really belongs to all of the members of Congress, senators, staffers, policy teams, everyone who's been working behind the scenes for really years to get the legislative milestones finalized that we saw last week. Um, you know, Grayscale as one of the leading crypto and Bitcoin advocates in the space, um, advocating for a spot Bitcoin ETFs, which we can talk about, um, that we were really at the forefront of a couple of years ago. We always knew that legislation was the long-term solution for the next phase of Bitcoin and crypto growth. And last week, as you mentioned, was what was dubbed crypto week. And there were a lot of significant achievements that happened. One was a passage of a bill called the Genius Act, which stands for the guiding and establishing National Innovation for US Stable Coins Act. Congress is always really great about setting up, uh, acronyms for their legislation. What the Genius Act does is provide regulatory clarity for a very significant use case of digital assets known as stable coins. Stable coins are dollar backed digital tokens that allow the US dollar to benefit from blockchain rails. So they're cheaper, more efficient, 24/7 and truly global in nature. And now that Congress has passed a bill, um, bringing more clarity to stable coins, they can continue to flourish. This is a sector within crypto that represents hundreds of billions of dollars in market cap, trillions of dollars in annual volume across billions of transactions. It's on par with credit card networks like Visa and MasterCard. And the use cases are not just for crypto trading, but also real world traditional payments. And so having that important use case be cemented in US law is such a huge milestone. Um, that Bill originally passed the Senate, passed the house last week and then was signed into law by President Trump on Friday. So just a huge milestone there. The other bill that passed the house last week is called the CLARITY Act, um, that is focused on another sector of the space and something even more comprehensive than just stable coins because it covers all digital assets and digital commodities. So on the one hand, it's bringing clarity to how the assets should be classified and what regulators should have jurisdiction over them, whether that's the SEC or the CFTC. And then it also brings clarity to the market participants of digital assets. So those are the exchanges, the brokers, the dealers, asset management firms like Grayscale. Collectively with the Stablecoin Act and the Clarity Act, you're pretty much covering 90% of the matters within the crypto space. So completely comprehensive with the Clarity Act that has only passed the house. And so that now needs to move to the Senate, which you're probably looking at a timeline later this year in the fall. Um, so again, another milestone and really the reflection of years of work that's been happening behind the scenes in dc.

ALVAREZ: Craig, speaking of milestones, an important one for Grayscale. It's been a year now since you launched the Grayscale Bitcoin Mini Trust ETF Share with us what that milestone means.

SALM: That's right. This, today we announced that our Grayscale Bitcoin Mini Trust, which trades under their ticker symbol BTC, it's the lowest cost Bitcoin ETF in the world today. It became one of just nine ETFs that passed $5 billion in assets under management in its first year of existence. So just a real testament to the Grayscale team, as well as Bitcoin being used in portfolios for all of the institutional and retail investors that have long wanted access to this asset class. And we're waiting for the ETF Robert to, to get that. And so the Grayscale team was really excited to announce that today, this dates back to last year, as you mentioned, when we were one of the first firms to offer Bitcoin ETFs to the US public at that time, our Grayscale Bitcoin Trust ETF, which trades under GBTC had launched. And then a few months later we did some really innovative, which was spinning off a portion of the Bitcoin in GBTC to create the Grayscale Bitcoin Mini Trust ETF, which is now, as I mentioned, the lowest cost Bitcoin ETF in the world, and now one of the few ETFs to have passed $5 billion of a UM.

ALVAREZ: Great. Congratulations on that dramatic milestone. Uh, where can our listeners learn more about everything that Grayscale is up to all of your offerings?

SALM: Yeah, so, uh, listeners can go to grayscale.com. We actually just published a research piece on stablecoins, so very timely with the passage of the Genius Act. And then if listeners want to follow me, I'm just @CraigSalm on Twitter.

ALVAREZ: Thank you, Craig. That's Craig Som, Chief Legal Officer at Grayscale.

Grayscale Bitcoin Trust ETF (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.